FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of March 27, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated March 26, 2007 regarding Pixelplus’ engagement in 2007 CTIA Wireless Convention

Exhibit 99.1

Pixelplus Announces Engagement in 2007 CTIA Wireless Convention

Press Release

SEOUL, South Korea, March 26, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that it will participate in the 2007 CTIA Wireless Convention (“Convention”) in Orlando, Florida, from March 27, 2007 to March 29, 2007, and demonstrate at the Convention its newly enhanced and cutting-edge PlusPixel™ CMOS image sensor product line designed for the mobile wireless solutions industry, as well as showcase its state-of-the-art SoC solutions designed for various image recognition applications, including those pertaining to fingerprint identification, business card scanning, and iris security portals.

The Company will display its new technologies and product offerings at the Convention, which is the world’s largest technology event and convergence marketplace dedicated exclusively to wireless, broadband convergence, and mobile computing technologies. The Convention covers the entire industry from network infrastructure to microprocessors to applications to content to end-user hardware, and is expected to attract tens of thousands of attendees and participants connected with the wireless industry from over 100 countries worldwide.

“The 2007 CTIA Wireless Convention is an excellent opportunity for the wireless community to learn more about Pixelplus, our products, and partner solutions,” said Gregory Gallinat, Vice President of Sales and Marketing at Pixelplus for the U.S. and Europe. “Pixelplus’ participation in the Convention reinforces our ongoing commitment to cultivate strategic business relationships with industry partners and customers in the wireless market.”

Pixelplus seeks to apply its PlusPixel™ technologies and SoC solutions to a broad spectrum of mobile wireless solutions and image recognition applications, and is separately pursuing strategic business opportunities with several firms which specialize in the development of highly innovative technologies designed for and related to mobile wireless solutions and image recognition applications.

Participants and visitors at the Convention can meet with members of Pixelplus at booth 4443-16 to obtain additional information on the Company and also view live demonstrations of our products.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London – Stewart Taylor at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Seoul – Jisook Shim at +82 (0) 2 2000 5753

Tokyo – Yuhau Lin at +81 (0) 3 5444 2730

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:             /s/ Seo-Kyu Lee

Name: Seo-Kyu Lee

Title: Chief Executive Officer

March 27, 2007